FORM 4

                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Marcher          Lars
         (Last)          (First)       (Middle)

         Rislundvej 13

         (Street)

         Risskov         Denmark        8240
         (City)           (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DRAM-NASDAQ

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

          Not furnished

4.  Statement for Month/Day/Year

           September 18, 2002

5.  If Amendment, Date of Original (Month/Day/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

        Executive Vice President and COO
       ____________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v)




     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned       Direct(D)   Indirect
                      2. Trans-     _________  ___________________  Following   or Indirect Beneficial
1. Title of           Transaction                    (A) or         Transaction (I)         Ownership
Security                 Date*       Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock
$1.00 Par Value                                                                   --          --



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.








              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv- Following or In-     ficial
Derivative    Price of   Date                  4 and 5)   Date    Expir-       Number ative    Trans.  direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security         (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ____ ______  _______ _____ _____  ______ ________ _______ _________ _______

Options       $9.875                                      (1)     6/16/05 CS                   100,000   D
              $7.98                                       (2)    11/26/11 CS                     8,200   D
              $2.99      9/18/02     A            8,200   (3)     9/18/12 CS    8,200   (3)      8,200   D
                                                                                               _______
                                                                                               116,400
Explanation of Responses:
*   2A. Deemed Execution Date  September 19, 2002  Award of Stock Options
(1) Options to purchase 20,000 shares become exercisable on 3/23/03, 20,000 on 3/23/04, 20,000 on 3/23/05 and 20,000 on
    3/23/06.
(2) Options to purchase 2,050 shares become exercisable on 11/26/02, 2,050 on 11/26/03, 2,050 on 11/26/04 and 2,050 on
    11/26/05.
(3) Award of Stock Option; options to purchase 2,050 shares become exercisable on 9/18/03, 2,050 on 9/18/04, 2,050 on
    9/18/05 and 2,050 on 9/18/06.

                           LARS MARCHER                   September 19, 2002
                          __________________________    _____________________
                           Lars Marcher
                           **Signature of Reporting       Date
                           Person

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).